Contact

www.linkedin.com/in/kali-pothuraju
(LinkedIn)

Top Skills

Software Engineering
Software Development
Linux

Kali Pothuraju

Co-founder, CTO @OneAir
United States

Summary

A technology enthusiast with a strong background and over 25 years
of experience in design and development of enterprise software and
automation of highly scalable environments such as semiconductor
fab and genome sequencing center.

Experience

OneAir: Travel the world for less
Co-Founder, CTO
August 2020 - Present (5 years 9 months)

OneAir is a San Francisco, Bay Area travel technology company that is
transforming the flight booking experience for all travelers with its innovative
flight deal storefront and subscription service, setting a new industry standard.
Designed for both personal and business use, OneAir tailors its solutions
to make air travel affordable, accessible and deliver a stress-free booking
experience.

The new platform accurately presents a diverse range of airline deals and
choices in a sleek and intuitive interface, together with unmatched value
and ultra low-cost membership. OneAir members get insider access to pre-
negotiated private and corporate discounted airfares to top destinations
globally, that are below market or airline rates.

Sign up @ www.oneair.ai and find out how much money you could save today!

Guardant Health
Director of Clinical Software
March 2015 - July 2019 (4 years 5 months)

. Led development and deployment of business automation system including
LIMS using Labvantage framework and integrating LIMS with external systems
such as Salesforce, eFax and Xifin.

. Improved operational efficiency in the CLIA lab by implementing and replacing LIMS and other integration components by migrating all the existing data
. Continuous collaboration with operational, marketing and quality control team for providing and maintaining better quality software.

Sequenta, Inc
Principal Architect, Informatics
April 2012 - March 2015 (3 years)

* Led development and deployment of LIMS system using Labvantage framework for CLIA and Research labs and integration of LIMS with external applications
* Responsible for managing LPL, a SaaS based system and integrating with in-house LIMS
* Responsible for development and commercialization of physician portal and integration with LPL
* Responsible for managing company wide reporting system setup using Tableau
* Built a team of software engineers and data analyst for developing and managing above products

Complete Genomics Inc.
Sr. Staff Software Engineer
August 2007 - April 2012 (4 years 9 months)
Mountain View, CA

* Responsible for full life cycle development of multiple LIMS systems for different in-house labs and integration genome sequencing automation system with LIMS and ERP(Epicore)
* Mentoring new software team members.

Perlegen Sciences
Technical Lead
April 2005 - August 2007 (2 years 5 months)

Asyst Technologies
Sr. Software Engineer
December 1997 - December 2004 (7 years 1 month)

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Education

Andhra University

Master's degree, Computer Science

Andhra University

Bachelor of Engineering - BE, Computer Science and Systems Engineering